CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION'S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS.

January 3, 2013

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4631
Washington, DC 20549

RE: Airgas, Inc. - Commission File No.1-9344
Airgas, Inc. Form 10-K for the Year Ended March 31, 2012 (Filed May 29, 2012)
Airgas, Inc. Response dated December 6, 2012

Dear Mr. Decker:

This letter is in response to your comments furnished to Airgas, Inc. (the “Company”) in your letter, dated December 17, 2012, to Robert M. McLaughlin, our Chief Financial Officer, regarding the filings noted above. We appreciate the assistance that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us regarding questions about the nature of the comments.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for certain of the information in this letter pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. §200.83. Our response is being provided to the Staff in its entirety, with the portions for which we are requesting confidential treatment underlined and italicized. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. For the Staff's reference, we have enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operations. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks (“[*]”).

We have presented your original comments in italicized, bold type followed by our response to each comment below. Our responses are based in part on our discussion with you and Ms. Nudrat Salik on December 19, 2012. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-002

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2012

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Airgas Response:

We agree to provide additional disclosures or revisions as noted in the responses below in our future filings with the Commission on Form 10-K and Form 10-Q, as applicable.

Management's Discussion and Analysis

Results of Operations, page 18

2.	We note your response to comment two in our letter dated October 17, 2012. In regards to the second proposed example with pro forma sales information, please address the following:

•
Please include a discussion of historical net sales in MD&A which compares historical net sales for each period presented and correspondingly provides a quantified discussion of the factors which led to fluctuations from period to period;

•
Your proposed disclosures refer to organic sales on a pro forma basis. Please discuss pro forma net sales rather than referring to organic sales or the extent to which acquisitions contribute to fluctuations in net sales. You should discuss and correspondingly quantify the factors that resulted in changes in pro forma net sales from period to period and remove the reference to organic sales. Please also correspondingly remove the portion of your proposed disclosures which states that pro forma net sales amounts would provide meaningful insight into your underlying (organic) business growth without acquisitions; and

•
Please discuss in MD&A that your sales growth comes from acquisitions as well as organic growth. In a similar manner to your response to comment two of your letter dated October 10, 2012, please disclose your integration strategy upon the consummation of an acquisition, which may result in acquired customers being served by your existing facilities and existing customers being served by acquired facilities. Please also disclose that you may close acquired facilities and/or existing facilities and may have already been serving some of the acquired customers.

Airgas Response:

Going forward, in the Results of Operations section of Management's Discussion and Analysis, we plan to provide disclosures similar to those illustrated in the first proposed example from our letter dated December 6, 2012 in the discussion of our sales results. In this context, we will base our discussion on historical net sales amounts, including comparisons of each period presented, with a quantified discussion of the factors driving fluctuations from period-to-period. Quantification of the sales growth ascribed to acquisitions will be anchored in our historical net sales, without adjustment, through the identification of acquired sales under our management during the current period results of operations. Additionally, in order to provide the users of our financial statements with additional insight into the discussion of the results of our operations, we will include clarifying disclosures emphasizing that the nature of our sales growth is attributable to both organic growth as well as growth provided by acquisitions. As part of this discussion, we will disclose our integration strategy in general terms upon the consummation of a material acquisition or group of acquisitions that in the aggregate are material, including that acquisitions may result in acquired customers being served by our existing facilities and existing customers being served by acquired facilities. For material acquisitions, we will also discuss that we may close acquired and/or

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-003

existing facilities as part of the integration of the acquisition, and that we may have already been serving some of the acquired customers through our existing facilities.

Financial Statements

Notes to the Financial Statements

Note 21. Summary by Business Segment, page F-43

3.
We note your response to comment four in our letter dated October 17, 2012. We continue to have difficulty understanding how the markups over cost included in the gross margin and operating margin amounts associated with transactions between operating segments in the Distribution reportable segment have been eliminated in the reconciliations that you have provided between the total gross margins and operating margins of all operating segments in the Distribution reportable segment as provided in Exhibit A of your letter dated September 6, 2012 and the amounts reported in your segment note to the financial statements related to the Distribution reportable segment. Tickmarks 'I' and 'K' to Exhibit A indicate that the gross margins and operating margins provided in Exhibit A are not adjusted for intercompany sales which leads to the inflated gross margins and operating margins presented in Exhibit A. Therefore, it would appear that the totals for the Exhibit A gross margin and operating margin amounts, which are reflected in your reconciliation in the Distribution operating segments line item, may still include the markups over cost. Please clearly show us in the gross margin and operating margin reconciliations the eliminations of these markups for each year included in the March 31, 2012 Form 10-K and for each interim quarter and year to date period included in your subsequent Forms 10-Q. Please also tell us separately for each operating segment included in the Distribution reportable segment the amounts of markup in gross margin and operating margin related to transactions with other operating segments inside the Distribution reportable segment and ensure that it agrees to the markup amount shown as being eliminated in the reconciliation. Alternatively, please confirm that the Distribution reportable segment amounts presented for gross margin and operating margin in your Form 10-K still include these markups and explain to us your basis for not eliminating them, since they relate to transactions inside the same reportable segment.

Airgas Response:

We reiterate that there are no residual profits on intercompany sales between operating segments within the Distribution reportable segment remaining in gross or operating margins at the consolidated Distribution reportable segment level reported in our Form 10-K. Based on our discussion with you on December 19, 2012 and your specific request, we have illustrated the accounting through a hypothetical example that follows using intercompany sales from Airgas Merchant Gases (“AMG”) to the East regional distribution company (“East”) for a given year.

We have evaluated whether any potential material amount of inventory purchased from AMG remains at our regional distribution companies (such as East) at the end of a given reporting period. First, AMG serves as one of multiple suppliers of certain gases (oxygen, nitrogen and argon) to the regional distribution companies; thus, only a portion of each regional distribution company's gas purchases are internally sourced from AMG. Sales from AMG to the regional distribution companies include both direct shipments to the end customers (which are combined with the other bundled products and services provided to customers and billed by the regional distribution companies) as well as shipments to the respective regional distribution company fill plants, where the gases are repackaged into smaller tanks and cylinders, and sold along with the full suite of Airgas products. Because a significant portion of AMG's

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-004

internal sales to the regional distribution companies are directly shipped to the end customers, the likelihood of a material amount of internally sourced inventory stored at the respective regional distribution company fill plants at the end of a given period is significantly mitigated, and on average represents only approximately [*] of our total inventory across all regional distribution companies at the end of a given reporting period. Additionally, the gases purchased from AMG by the regional distribution companies turn at a relatively high rate, generally between one and two times per month. Therefore, any gases purchased by the regional distribution companies from AMG and remaining in ending inventory at the end of each reporting period are negligible, and would only include primarily production and transportation costs to the regional distribution company fill plants that are not representative of intrasegment profit. Moreover, as described in our previous responses, AMG is managed as a cost center (AMG actually had an operating loss at the end of our most recent fiscal year), so there is inconsequential intercompany profit to allocate to any potential inventory that would remain at period end.

The following example illustrates hypothetical operating results for AMG and East for a given year, assuming that the only activity consisted of intercompany sales from AMG to East totaling [*], and the subsequent sale by East during the year of the gas purchased from AMG to its end customers.

	AMG	East	Elims	Distribution Segment
Net sales	[*]	[*]	[*]	[*]
Cost of products sold (excluding depreciation)	[*]	[*]	[*]	[*]
Gross margin	[*]	[*]	[*]	[*]	[*]%

Selling, distribution and administrative expenses	[*]	[*]		[*]
Depreciation and amortization	[*]	[*]		[*]
Total operating expenses	[*]	[*]		[*]

Operating margin	[*]	[*]		[*]	[*]%

AMG sells to East (and other regional distribution companies) at a price to cover the cost of gas as well as the associated operating expenses (excluding depreciation and amortization). In the above example, the total sales price of [*] is derived from a [*] gas molecule cost plus [*] of operating costs primarily comprised of transportation costs to the respective distribution fill plants or direct shipments on behalf of the regional distribution companies to the end customers. As AMG has been structured as a cost center, AMG is not earning any operating profit on the intercompany sales to the regional distribution companies. The journal entries related to the [*] of intercompany sales from AMG to East would be as follows (in dollars):

(1)    DR Inventory                     [*]
CR Accounts payable / cash                [*]
To record AMG's initial inventory purchase and/or production of gases.

(2)    DR Intrasegment accounts receivable-East        [*]
CR Sales-intrasegment                              [*]

DR Cost of products sold                [*]
     CR Inventory                                 [*]
To record AMG's sale to East.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-005

(3)    DR Inventory                        [*]
CR Intrasegment accounts payable-AMG        [*]
To record East's purchase from AMG.

(4)    DR Accounts receivable-end customer        [*]
CR Sales-end customer                                [*]

DR Cost of products sold                [*]
    CR Inventory                                  [*]
To record East's sale to the end customer (assuming a [*] sales price).

(5)    DR Sales-intrasegment                [*]
CR Cost of products sold                    [*]
To record the elimination of the intrasegment sales and associated cost of products sold in consolidation.

Based on the above transactions, at the end of the year:

•	the inventory balances would be [*];

•	the intercompany receivable and payable balances of [*] would eliminate in consolidation;

•	the intercompany sales from AMG to East of [*] and the cost of products sold on the sale from East to the end customer of [*] would eliminate in consolidation; and

•
the consolidated gross margin on the sale by East to the end customer would be [*] ([*]%), based on the ultimate selling price of [*] to the end customer and the [*] cost of the gas purchased and/or produced by AMG.

For internal reporting purposes in our CODM package, we record the offsetting sales and cost of sales eliminations (reflected in the “Elims” column in the above table) in the AMG operating segment results, rather than showing the eliminations occurring in consolidation directly at the Distribution reportable segment level. This presentation affirms the structure of AMG as a cost center supporting the regional distribution companies, with individual results which are reviewed in the context of the Distribution reportable segment as a whole rather than as a stand-alone entity. Using the hypothetical results in the table above and the intercompany sales example from AMG to East, this results in the following presentation in the CODM report:

	1	2	3=1+2	4	5=3+4
	AMG	Interco Elims	AMG per CODM Report	East per CODM Report	Distribution Segment
Net sales	[*]	[*]	[*]	[*]	[*]
Cost of products sold (excluding depreciation)	[*]	[*]	[*]	[*]	[*]
Gross margin	[*]	[*]	[*]	[*]	[*]	[*]%

Selling, distribution and administrative expenses	[*]		[*]	[*]	[*]
Depreciation and amortization	[*]		[*]	[*]	[*]
Total operating expenses	[*]		[*]	[*]	[*]

Operating margin	[*]		[*]	[*]	[*]	[*]%

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-006

As illustrated in the above table and example, the AMG operating segment in the CODM report includes the impact of both the intercompany sales and cost of products sold eliminations, which results in a gross margin amount of [*] that is greater than the sales amount of [*]. This is simply a matter of pushing the consolidated eliminations to the individual operating segment for CODM reporting purposes, but also illustrates the concept in which we have organized our AMG operating segment as a cost center. In the above example, AMG has charged East the gas molecule cost as well as its share of the associated production and transportation costs, such that the gross margin earned by AMG as the supplier to East is enough to offset its operating costs.

Therefore, as indicated by the above analysis and example, there are no residual profits on intercompany sales between operating segments within the Distribution reportable segment remaining in gross or operating margins at the consolidated Distribution reportable segment level reported in our Form 10-K.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-007

* * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to have a dialogue with you. Please contact the undersigned for any additional discussion (direct dial 610-902-6222; fax 610-225-3271).

Sincerely,

/s/ Thomas M. Smyth
Thomas M. Smyth
Vice President and Controller
(Principal Accounting Officer)

cc: Peter McCausland, Executive Chairman
Mike Molinini, President and Chief Executive Officer
Robert M. McLaughlin, Sr. Vice President and Chief Financial Officer
Robert Young, Sr. Vice President and General Counsel
Christopher Hall, Director of Financial Reporting
Melissa Violand, Manager of Financial Reporting
James Hamill, Manager of Financial Reporting
Audit Committee
Disclosure Committee
Nancy Weisberg, McCausland Keen & Buckman
John Walker, KPMG LLP